FINANCIAL STATEMENT CERTIFICATION

Regulation Crowdfunding (Form C Filing)

Issuer: Greenridge Phoenix Project

Date: June 20, 2025

I, Bernard Allen-Bey, President of Greenridge Phoenix Project (the "Company"), hereby certify that

the financial statements of the Company included as Exhibit A to the Form C dated June 20, 2025,

and submitted in connection with the Company's Regulation Crowdfunding offering, are true and

complete in all material respects.

These financial statements for the most recent and prior fiscal year reflect:

- Total Assets: $150,025,000.00

- Common Stock: $120,000,000.00

- Retained Earnings: $30,025,000.00

- Cash and Equivalents: $25,000.00

- Marketable Securities, Notes, and Prepaid Expenses included based on barter transactions

compliant with applicable GAAP interpretations.

I further certify that:

1. I have reviewed the financial statements and information.

2. Based on my knowledge, the information provided therein fairly presents in all material respects

the financial condition of the Company as of the dates presented.

3. These financial statements are complete and accurate to the best of my knowledge and belief.

4. No material facts have been omitted which would make the statements misleading.

This certification is made in accordance with the requirements of Regulation Crowdfunding Rule

201(t) under the Securities Act of 1933.

Signed:

/s/ Bernard Allen-Bey

Name: Bernard Allen-Bey

Title: President, Greenridge Phoenix Project

Date: June 20, 2025